Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004
3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)



16018842

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152

   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2012
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 2/09/16 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 10 day of February (Month), 2016 (Year) by Eleonor Gnecco (Notary Public)

My Commission expires 12/4/2018 County of New York State of New York

ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 2018

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



February 9, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

60 Broad Street, New York, NY 10004 TEL 212 943 2400 FAX 212 425 4926 www.ise.com

Marketing Material

Press Releases:

www.ise.com/press

Publications:

http://www.ise.com/publications

Corporate

Board Members:

http://www.ise.com/about-ise/board-of-directors/

Constitution:

http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf

LLC Agreement:

http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf

Exchange Officers:

http://www.ise.com/about-ise/management-team/

Members

List of ISE Members

http://www.ise.com/options/membership/exchange-members/

Transactional Volume

Volume Report

http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit C

ISE Mercury, LLC

1. Name: ISE Mercury, LLC
Address: 60 Broad Street, New York, NY 10004

2. Form of organization: Limited Liability Company

3. Name of state, statute under which organized and date of incorporation: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on January 30, 2014.

4. Brief description of nature and extent of affiliation: International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. Brief description of business or functions: ISE Mercury, LLC operates a registered national securities exchange. It offers options trading on underlying equity, ETF, index, and foreign currency options products

6. Copy of constitution: See attached ISE Mercury, LLC Constitution

7. Copy of articles of incorporation or association and amendments: See attached ISE Mercury, LLC Certificate of Formation.

8. Copy of existing by-laws: See attached ISE Mercury, LLC Agreement.

9. Name and title of present officers, governors, members of standing committees and persons performing similar functions:

Directors
David Krell
Andreas Preuß
Gary Katz
Michael P. Monaco
Joseph B. Stefanelli
Jeffrey Tessler
Marcus Thompson
Kenneth A. Vecchione
Christianna Wood
Jonathan Rosen
Joseph Sellitto
Tyler Sorba

Officers
Gary Katz (President and Chief Executive Officer)
Thomas Ascher (Chief Strategy Officer)
Daniel Friel (Chief Information Officer)
Michael Simon (Chief Regulatory Officer, Secretary and General Counsel)
Boris Ilyevsky (Managing Director, ISE Options)
Robert Cornish (Chief Technology Officer)

Lance Emmons (Finance and Administration Officer, Controller)
Joseph W. Ferraro III (Deputy General Counsel, Legal Officer, and Assistant Secretary)
Jacqueline Gaillard (Human Resources Officer)
Jeanine Hightower (Business Development Officer)
Molly McGregor (Communications and Marketing Officer)
Thomas Reina (Technology Development Officer)
Russ Davidson (Surveillance Officer)
Claire McGrath (Compliance Officer)

Standing Committees

Compensation Committee
Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli
Kenneth Vecchione
Michael Monaco
Jeffrey Tessler
Marcus Thompson

Finance and Audit Committee
Christianna Wood
Jeffrey Tessler
Kenneth Vecchione
Michael Monaco
Marcus Thompson]

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable

Adopted as of February 4, 2016

CONSTITUTION

OF

ISE MERCURY, LLC

CONSTITUTION OF

ISE MERCURY, LLC

ARTICLE I
SOLE LLC MEMBER

Section 1.1 Sole LLC Member. ISE Mercury, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Industry Directors (as defined in Section 3.2)(the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

ARTICLE III

DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by qualified. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights shall elect the successors to such Industry Directors whose terms are expiring. In the event there is more than one (1) PMM Director, one (1) CMM Director, and one (1) EAM Director elected at any annual meeting, the Industry Directors shall be divided into two classes, and designated as Class I or Class II directors. Each of Class I and Class II shall be comprised of half of the Industry Directors. At the first annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Class I directors shall be elected for a term expiring at the 2016 annual meeting of the holders of Exchange Rights and the Sole LLC Member and the Class II directors shall be elected for a term expiring at the 2017 annual meeting of the holders of Exchange Rights and the Sole LLC Member. Thereafter, the Industry Directors shall hold office for a term expiring at each succeeding annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The President and Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as President and Chief Executive Officer of the Exchange.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer, director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The President and Chief Executive Officer shall serve on the Board only for so long as such person remains the President and Chief Executive Officer.

(iii) No Industry Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors, provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Subject to Section 3.2(c), nominees for election of the Industry Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Industry Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year. For purposes of determining whether a person has been nominated for election by petition by the

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President and Chief Executive Officer, a Secretary, a Chief Regulatory Officer and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.10 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.11 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.12 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.13 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Industry Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Industry Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Industry Director from the holders of Exchange Rights.

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of at least three (3) of the Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

ARTICLE XI

REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by majority vote adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto; and

(i) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange

ARTICLE
XII

PROVISIONS REGARDING MEMBERS AND TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Primary Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a PMM Right shall not be transferable. A holder of PMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of PMM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the PMM Rights will be transferred back to the Exchange.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a CMM Right shall not be transferable. A holder of CMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the CMM Rights will be transferred back to the Exchange.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System,

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(e) The term "Commission" means the United States Securities and Exchange Commission.

(f) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(g) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(h) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(i) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(j) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(k) The term "Exchange" has the meaning set forth in Section 1.1 of this

(l) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(m) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(n) The term "Exchange Member Representative" means an associated person of an Exchange Member.

(o) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(p) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

who has no material relationship with a broker or dealer or any affiliate of a broker or dealer or the Exchange or any affiliate of the Exchange.

(cc) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(dd) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(ee) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(ff) The terms "Voting Rights" has the meaning set forth in Section 2.5 of this Constitution.

(gg) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "ISE MERCURY, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE THIRTIETH DAY OF JANUARY, A.D. 2014.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "ISE MERCURY, LLC" WAS FORMED ON THE THIRTIETH DAY OF JANUARY, A.D. 2014.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE NOT BEEN ASSESSED TO DATE.


SECRETARY OF STATE
1776
1976
DELAWARE



Jeffrey W. Bullock, Secretary of State

5473974 8300

140111156

AUTHENTICATION: 1098632

DATE: 01-30-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF FORMATION

OF

ISE Mercury, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company (hereinafter called the "company"), under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

1. The name of the limited liability company is ISE Mercury, LLC.

2. The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent.

Executed on January 30, 2014.

By: 

Name: Joseph W. Ferraro III
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE MERCURY, LLC

ARTICLE II
SOLE LLC MEMBER; VOTING

Section 2.1. Admission of the Sole LLC Member. Effective as of the date of the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware, the Sole LLC Member shall be admitted as the sole member of the Company.

Section 2.2. Rights and Powers of the Sole LLC Member; Voting. Other than as set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement and the Act, the Sole LLC Member shall not participate in the management or control of the Company's business nor shall the Sole LLC Member transact any business for the Company, nor shall the Sole LLC Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board of Directors. Subject to the right of the Board of Directors to fill any vacancies as provided in the Constitution (as defined below), the Sole LLC Member shall have the sole right to elect each of the Non-Industry Directors (as defined in the Constitution) and the Chief Executive Officer of the Company as a director (who shall be elected as the Chief Executive Officer and thereafter nominated by the Board of Directors for a directorship by virtue of his or her office, as provided in Section 4.6 of the Constitution), and shall have no other voting rights, except with respect to those matters specifically set forth in this LLC Agreement and as required by the Act. In particular, the Sole LLC Member shall have no voting rights with respect to any increase in the number of authorized PMM Rights (as defined below) or CMM Rights (as defined below), the election of the Exchange Directors (as defined in the Constitution) or any other matters relating to the Exchange Rights (as defined below).

Section 2.3. Liability of the Sole LLC Member. The Sole LLC Member shall not have any liability under this LLC Agreement or under the Act except as provided herein or as required by the Act. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity) shall be solely the debts, obligations or liability of the Company, and the Sole LLC Member shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

ARTICLE III
INTERESTS, DISTRIBUTIONS, AND TAX TREATMENT

Section 3.1. Interest. The Company shall be authorized to issue a single class of Limited Liability Company Interest, as defined in the Act (the "Interest"), to the Sole LLC Member, which shall convey all of the rights of the Sole LLC Member under this Agreement, all rights to the profits and losses of the Company and the right to receive distributions of the assets of the Company. The Company shall be authorized, but not required, to issue one or more certificates, executed by an authorized officer of the Company, evidencing the Interest.

and audit information) contained in the books and records of the Company shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees and agents of the Company; and (iii) not be used for any non-regulatory purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the United States Securities Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission or ISE Mercury.

Section 4.2. Tax Returns. The Company shall file all required income and other tax returns required to be filed by the Company for each Fiscal Year (as defined below) or part thereof.

Section 4.3. Company Bank Accounts; Investments. All Company funds shall be deposited by the Company at such financial institutions as may be approved by the Board of Directors, or shall be invested by the Company, in accordance with parameters established by the Board of Directors, in furtherance of the purposes of the Company.

Section 4.4. Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year. Each Fiscal Year shall consist of four fiscal quarters ending on March 31, June 30, September 30 and December 31.

Section 4.5. Annual Meeting. The Board of Directors shall call an annual meeting (the "Annual Meeting") of the Sole LLC Member and the holders of Exchange Rights, as prescribed in Articles I and II of the Company's Constitution, the same initially to be in the form attached hereto as Exhibit A and as amended from time to time in accordance with its terms (the "Constitution").

Section 4.6. Bylaws. The Constitution shall constitute the Bylaws of the Company.

ARTICLE V
MANAGEMENT; BOARD OF DIRECTORS

Section 5.1. General. (a) The administration and management of the Company shall be carried out by a Board of Directors elected or appointed in the manner prescribed in the Constitution, and by executive officers appointed from time to time by the Board of Directors. The Board of Directors shall have the powers and duties provided in Article III of the Constitution; provided, however, that, holders of PMM Rights, CMM Rights and EAM Rights, as such terms are defined in Article VI below, shall have the irrevocable right to vote with respect to the matter set forth in Article VI below. Each member of the Board of Directors shall constitute a "manager" within the meaning of Section 18-101(10) of the Act.

Section 6.1. Exchange Rights. (a) The Company shall have the authority to issue an unlimited number of non-transferable Exchange Rights and such rights may be divided into series of PMM Rights, CMM Rights, EAM Rights, and such other series of rights as may be determined by the Board of Directors from time to time provided, however, the issuance of such other series of rights will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act.. The Exchange Rights shall not convey any portion of the Interest in the Company, and holders of Exchange Rights are not and shall not be deemed to be "members" of the Company for purposes of the Act or this LLC Agreement. A holder of Exchange Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of Exchange Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the Exchange Rights will automatically terminate, as provided in the Constitution.

(b) The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of Exchange Rights in one or more new series (hereinafter referred to as an "Exchange Right Designation"), to establish the number of rights to be included in each such series, and to fix the designations and relative, participating, optional or other special rights of the rights of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(1) the designation of and the number of rights constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Exchange Right Designation) increase or decrease (but not below the number of rights of such series then outstanding);

(2) the extent, if any, to which the holders of Exchange Rights of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(3) the restrictions, if any, on the issue or reissue of rights of the same series or of any other class or series; and

(4) any other relative rights and limitations of that series.

Section 6.2. Trading Rights. (a) PMM Rights. A holder of a PMM Right shall exercise the trading rights and privileges associated with such PMM Right if such holder is approved as a Primary Market Maker under the Constitution and Rules.

(b) CMM Rights. A holder of a CMM Right shall exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under the Constitution and Rules.

(c) EAM Rights. A holder of an EAM Right shall exercise the trading rights and privileges associated with an EAM Right if such holder is approved as an Electronic Access Member under the Constitution and Rules.

continued by unanimous approval of the Board of Directors within sixty (60) days following the occurrence of any such event and such continuance is permitted under the Act.

(b) In the event of the dissolution of the Company for any reason, the Board of Directors shall wind up the affairs of the Company and liquidate the Company's assets. The Board of Directors shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) The Board of Directors shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the winding up of the affairs of the Company as the Board of Directors would have with respect to the assets and liabilities of the Company prior to the dissolution of the Company.

Section 7.3. Distribution in Liquidation. Upon the payment, provision for payment or other satisfaction of the liabilities of the Company, the Company's remaining assets shall be distributed to the Sole LLC Member.

Section 7.4. Termination. Upon the dissolution and the completion of the winding up of the Company and the distribution of the remaining assets of the Company as provided in Section 7.3, the Board of Directors shall cause to be executed and filed a Certificate of Cancellation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act.

ARTICLE VIII
AMENDMENT OF LLC AGREEMENT

Section 8.1. Amendments. Amendments to this LLC Agreement may be made by the Board of Directors provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in herein and in the Constitution.

Section 8.2. Amendment of Certificate. In the event this LLC Agreement shall be amended pursuant to Section 8.1, the Board of Directors shall cause the Company to amend the Certificate of Formation to reflect such change if the Board of Directors deems such amendment of the Certificate of Formation to be necessary or appropriate.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Governing Law. This LLC Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

EXHIBIT B

Interim Board of Directors of ISE Mercury, LLC

Gary Katz and the following individuals shall be appointed as the initial directors of ISE Mercury, LLC:

Non-Industry Directors

David Krell	Joseph B. Stefanelli
Michael P. Monaco	Marcus Thompson
Andreas Preuβ	Kenneth A. Vecchione
Jeffrey Tessler	Christianna Wood

Industry Directors

Jonathan Rosen
Tyler Sorba
Joseph Sellitto